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                           July 6, 2020

       Asa Abeliovich, M.D., Ph.D.
       President and Chief Executive Officer
       Prevail Therapeutics Inc.
       430 East 29th Street, Suite 1520
       New York, New York 10016

                                                        Re: Prevail
Therapeutics Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed July 1, 2020
                                                            File No. 333-239612

       Dear Dr. Abeliovich:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Chris
Edwards at (202) 551-6761 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Life Sciences
       cc:                                              Alison A. Haggerty